Exhibit 99.3

InflaRx Reports Second Quarter 2026 Results and
Highlights Key Achievements and Expected Milestones

•	Announced advancement of izicopan in ANCA-associated vasculitis (AAV) and select renal diseases; clinical preparations ongoing as planned
•	Initiated feasibility assessment for broadened strategy for AAV in Europe
•	Reported new pre-clinical data supporting the safety and differentiation of izicopan as a next-generation oral inhibitor of C5aR
•	Pharmacokinetic (PK) bridging study in China expected to start late this year, with a goal to accelerate izicopan proof‑of‑concept studies in additional inflammation and immunology (I&I) indications
•	Virtual Capital Markets Day planned for October 8, 2026 in the morning ET
•
Cash, cash equivalents and marketable securities totaled €158.4 million on June 30, 2026, including net proceeds from the underwritten public offering completed in May, expected to fund ongoing operations and clinical development through 2029

Jena, Germany, August 6, 2026 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced financial results for the three months ended June 30, 2026, and provided a business update.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, said: “The second quarter was one of major momentum for InflaRx, as we focused on addressing the growing unmet need in ANCA-associated vasculitis, a rare but devastating inflammatory disease. As we track the evolving regulatory environment in AAV, we believe InflaRx is well positioned to bring the important C5a/C5aR inhibition mechanism forward to help patients. We are making substantial progress with Phase 2 planning for izicopan in AAV, while monitoring dynamic regulatory environments in the U.S. and overseas. Our focus remains on bringing novel and much-needed treatment options to patients in AAV and beyond, and we look forward to reporting additional progress in the coming months.”

Select Recent Highlights and Business Update

Progress with izicopan, next-generation oral C5aR inhibitor, and plans for further development

In May 2026, InflaRx announced it intends to develop izicopan in AAV, a rare, life-threatening autoimmune disease characterized by inflammation and damage to small blood vessels, with patients often experiencing renal impairment. Phase 2 planning for izicopan in AAV continues as planned.

The Company also announced it has targeted izicopan development in renal diseases, including atypical hemolytic uremic syndrome (aHUS), IgA nephropathy (IgAN) and C3 glomerulopathy (C3G), where early evidence exists for the role of C5a/C5aR inhibition and where izicopan’s favorable clinical profile could be a significant differentiator. InflaRx is currently in the planning stages for this development effort, with a goal of generating initial data from these open-label proof-of-concept studies in 2027.

Given the evolving regulatory environment surrounding the currently approved C5aR inhibitor, avacopan, InflaRx is evaluating the feasibility of multiple development approaches in AAV, including the potential for an expedited path to the commercial market in both the United States and Europe. Following the recommendation in June of the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) to revoke the marketing authorization for Tavneos in the EU, InflaRx announced it intends to engage with EMA regarding vilobelimab and izicopan to evaluate the path to approval in AAV in Europe, with a goal of establishing the most efficient development plan to bring the C5a/C5aR inhibition mechanism to patients. Together, vilobelimab and izicopan provide InflaRx with a complementary biologic and oral pipeline that is well positioned to address the evolving treatment landscape and significant unmet medical need in AAV.

In April 2026, InflaRx announced new in vitro findings demonstrating that izicopan does not exhibit time-dependent inhibition of CYP3A4, an important indicator for the risk for drug-drug interactions (DDIs) and liver toxicity. Further, in May 2026, the Company announced new pre-clinical data demonstrating lower reactive metabolite formation of izicopan in human liver microsomes versus the marketed comparator, avacopan. Reactive metabolite formation is widely used in drug development as an early mechanistic indicator of potential bioactivation-related safety risk. While in vitro findings do not directly predict clinical outcomes, InflaRx believes these results support izicopan’s differentiated profile as a potentially best-in-class oral C5a receptor (C5aR) inhibitor.

Furthermore, with the goal of generating proof-of-concept data in additional I&I indications as efficiently as possible, InflaRx intends to initiate a PK bridging study with izicopan in China this year to expedite subsequent proof-of-concept studies in China and elsewhere.

$150 million underwritten offering of ordinary shares

In May, InflaRx announced the pricing of an underwritten registered direct offering of 75,000,000 ordinary shares at an offering price of $2.00 per share. The offering generated net proceeds of €119.3 million ($140.4 million), after deducting underwriting discounts and offering expenses. The Company intends to use the proceeds from the offering to advance its pipeline activities, including development in AAV and select renal diseases, and for working capital and general corporate purposes.

Capital Markets Day

The Capital Markets Day planned for October 8 (morning ET) will feature updates on InflaRx’s development strategy for AAV as well as the potential of izicopan as a best‑in‑class therapy offering differentiated chemistry, metabolic properties, and potential safety advantages. Details regarding the precise timing, the anticipated agenda and speaker line-up are expected by early September.

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “InflaRx is on sound financial footing with a reinforced balance sheet and strongly differentiated pipeline assets. With a sufficient cash runway projected through 2029, we are well positioned to achieve multiple clinical milestones, including initiation of clinical studies with izicopan in AAV and additional renal diseases, as well as their respective data readouts.”

Financial Highlights – 2Q 2026

Sales and marketing expenses

Sales and marketing expenses for the six months ended June 30, 2026, decreased by €2.3 million compared to the six months ended June 30, 2025, to €0.1 million. This decrease is attributable to the discontinuation of our sales activities at the end of 2025.

Research and development expenses

Research and development expenses for the six months ended June 30, 2026, decreased by €5.3 million to €8.9 million compared to the six months ended June 30, 2025, primarily due to lower third-party expenses for external services for the Group’s research and development projects, as well as lower personnel expenses due to reduced share-based payment expenses.

General and administrative expenses

General and administrative expenses decreased by €2.6 million to €5.7 million for the six months ended June 30, 2026, from €8.3 million for the six months ended June 30, 2025. This decrease is primarily due to lower personnel expenses, including reduced share-based payment expenses and lower legal and consulting fees.

Other income

Other income decreased by €1.0 million for the six months ended June 30, 2026, compared to the six months ended June 30, 2025, and primarily consists of research allowances under the “Forschungszulagengesetz” (Research Allowance Act) for the six months ended June 30, 2026.

Net financial result

For the six months ended June 30, 2026, our net financial result decreased by €5.2 million to a loss of €2.0 million from a gain of €3.2 million. This decrease is mainly attributable to fair value remeasurement effects of pre-funded warrants, issued in February 2025 in the amount of €14.1 million. This effect is partially offset by an €8.8 million improvement in the foreign exchange result.

Net loss

For the six months ended June 30, 2026, and 2025, the Company incurred net losses of €16.2 million or €0.17 per ordinary share and €22.7 million or €0.35 per ordinary share, respectively.

Liquidity and capital resources

As of June 30, 2026, total funds available amounted to approximately €158.4 million, comprised of €146.6 million in cash and cash equivalents and €11.8 million in marketable securities.

Net cash used in operating activities

Net cash used in operating activities increased to €10.0 million in the six months ended June 30, 2026, from €21.6 million in the six months ended June 30, 2025.

Net cash from investing activities

Net cash from investing activities increased by €26.2 million in the six months ended June 30, 2026, mainly due to higher proceeds from maturity of marketable securities in the six months ended June 30, 2026, compared to the six months ended June 30, 2025.

Net cash from financing activities

Net cash from financing activities increased by €92.3 million in the six months ended June 30, 2026, compared to the six months ended June 30, 2025, due to a public offering of ordinary shares in the six months ended June 30, 2026.

InflaRx N.V. and subsidiaries

Unaudited consolidated statements of operations and comprehensive loss for the six months ended June 30, 2026 and 2025

	For the three months ended June 30,		For the six months ended June 30,
	2026 (unaudited)	2025 (unaudited)	2026 (unaudited)	2025 (unaudited)
	(in €, except for share data)

Revenues	—	39,432	—	39,432
Cost of sales	—	(2,399,583)	—	(2,408,874)
Gross profit (loss)	—	(2,360,151)	—	(2,369,442)
Sales and marketing expenses	(30,175)	(1,013,347)	(138,247)	(2,471,326)
Research and development expenses	(4,739,126)	(7,202,942)	(8,909,671)	(14,219,279)
General and administrative expenses	(2,548,319)	(3,279,485)	(5,725,763)	(8,342,090)
Other income	266,574	937,938	514,552	1,479,035
Other expenses	—	—	(66)	(26)
Operating result	(7,051,045)	(12,917,988)	(14,259,195)	(25,923,127)
Finance income	770,661	522,221	1,105,429	1,015,985
Finance expenses	(14,643)	(3,355)	(29,452)	(7,441)
Foreign exchange result	3,558,919	(2,869,983)	4,051,301	(4,778,812)
Other financial result	(7,912,375)	852,834	(7,109,214)	6,963,097
Income taxes	—	—	—	—
Income (loss) for the period	(10,648,484)	(14,416,271)	(16,241,132)	(22,730,298)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(19,274)	(113,604)	(34,301)	(264,271)
Total comprehensive income (loss)	(10,667,758)	(14,529,876)	(16,275,433)	(22,994,569)

Share information
Weighted average number of shares outstanding	117,663,937	67,747,130	95,103,732	65,542,269
Income (loss) per share (basic/diluted)	(0.09)	(0.21)	(0.17)	(0.35)

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of June 30, 2026 and December 31, 2025

	June 30, 2026 (unaudited)	December 31, 2025
	(in €)
ASSETS
Non-current assets
Property and equipment	267,714	289,317
Right-of-use assets	802,608	861,667
Intangible assets	78,123	42,255
Other assets	126,201	151,198
Financial assets	237,020	237,373
Total non-current assets	1,511,667	1,581,810
Current assets
Current other assets	2,331,968	3,261,038
Other assets from government grants and research allowance	2,997,282	2,487,763
Tax receivables	1,551,922	1,428,428
Financial assets	11,946,598	30,435,088
Cash and cash equivalents	146,567,894	16,022,171
Total current assets	165,395,665	53,634,487
TOTAL ASSETS	166,907,332	55,216,297

EQUITY AND LIABILITIES
Equity
Issued capital	17,684,187	8,675,143
Share premium	465,336,467	354,975,760
Other capital reserves	50,092,973	48,560,500
Accumulated deficit	(394,067,134)	(377,826,001)
Other components of equity	7,137,079	7,171,379
Total equity	146,183,572	41,556,781
Non-current liabilities
Lease liabilities	560,494	640,973
Other liabilities	36,877	36,877
Total non-current liabilities	597,371	677,850
Current liabilities
Trade and other payables	5,303,862	5,399,383
Lease liabilities	272,685	256,943
Employee benefits	907,425	1,164,259
Liabilities to warrant holders	13,270,142	5,802,128
Other liabilities	372,275	358,954
Total current liabilities	20,126,389	12,981,666
Total Liabilities	20,723,760	13,659,516
TOTAL EQUITY AND LIABILITIES	166,907,332	55,216,297

InflaRx N.V. and subsidiaries
Unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2026 and 2025

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity
Balance as of January 1, 2026	8,675,143	354,975,760	48,560,500	(377,826,001)	7,171,379	41,556,781
Loss for the period	—	—	—	(16,241,132)	—	(16,241,132)
Exchange differences on translation of foreign currency	—	—	—	—	(34,301)	(34,301)
Total comprehensive loss	—	—	—	(16,241,132)	(34,301)	(16,275,433)
Issuance of ordinary shares	9,000,000	118,442,651	—	—	—	127,442,651
Transaction costs for ordinary shares	—	(8,185,666)	—	—	—	(8,185,666)
Equity-settled share-based payments	—	—	1,532,473	—	—	1,532,473
Share options exercised	9,043	103,722	—	—	—	112,766
Balance as of June 30, 2026	17,684,186	465,336,467	50,092,973	(394,067,133)	7,137,078	146,183,572

Balance as of January 1, 2025	7,122,205	334,929,685	44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the period	—	—	—	(22,730,298)	—	(22,730,298)
Exchange differences on translation of foreign currency	—	—	—	—	(264,271)	(264,271)
Total comprehensive loss	—	—	—	(22,730,298)	(264,271)	(22,994,569)
Issuance of ordinary shares	1,007,450	15,136,235	—	—	—	16,143,686
Transaction costs for ordinary shares	—	(1,109,305)	—	—	—	(1,109,305)
Equity-settled share-based payments	—	—	3,588,514	—	—	3,588,514
Balance as of June 30, 2025	8,129,656	348,956,615	47,704,375	(354,922,519)	7,176,239	57,044,364

InflaRx N.V. and subsidiaries
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2026 and 2025

	For the six months ended June 30,
	2026 (unaudited)	2025 (unaudited)
	(in €)
Operating activities
Loss for the period	(16,241,132)	(22,730,298)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	179,263	228,801
Net finance income	1,981,937	(3,192,828)
Share-based payment expense	1,532,473	3,588,514
Net foreign exchange differences and other adjustments	1,621,940	1,518,421
Changes in:
Other assets from government grants and research allowances	(509,519)	(782,175)
Other assets and trade receivables	830,572	(408,339)
Employee benefits	(256,834)	(950,043)
Other liabilities	13,321	60,068
Trade and other payables	(95,521)	(1,658,576)
Inventories	—	1,859,251
Interest received	1,009,374	906,087
Interest paid	(30,100)	(7,652)
Net cash used in operating activities	(9,964,225)	(21,568,767)
Investing activities
Purchase of intangible assets, property and equipment	(45,919)	(25,673)
Purchase of current and non-current financial assets	(2,115,712)	(35,514,042)
Proceeds from sale of current financial assets	21,154,151	28,288,912
Net cash from / (used in) investing activities	18,992,521	(7,250,803)
Financing activities
Proceeds from issuance of ordinary shares	127,442,651	16,143,686
Proceeds from pre-funded warrants	—	12,915,909
Transaction costs from issuance of ordinary shares and pre-funded warrants	(8,185,666)	(1,949,998)
Proceeds from exercise of share options	112,766	—
Repayment of lease liabilities	(151,530)	(199,904)
Net cash from / (used in) financing activities	119,218,221	26,909,693
Net increase/decrease in cash and cash equivalents	128,246,517	(1,909,878)
Effect of exchange rate changes on cash and cash equivalents	2,299,207	(3,462,651)
Cash and cash equivalents at beginning of period	16,022,171	18,375,979
Cash and cash equivalents at end of period	146,567,894	13,003,450

About izicopan

Izicopan is an orally administered, small molecule inhibitor of the C5a receptor (C5aR) that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan does not exhibit time-dependent inhibition of cytochrome P450 3A4 (CYP3A4), which plays an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Izicopan has also demonstrated a favorable reactive metabolite profile in human liver microsomes. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules and draining tunnels, robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7). In addition, InflaRx is planning for development of izicopan in AAV and additional renal indications.

About vilobelimab

Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism of the innate immune system, which is not the case for molecules blocking C5. In pre-clinical studies, vilobelimab has been shown to control the inflammatory response-driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response. Vilobelimab has been evaluated in two controlled Phase 2 AAV studies, the European IXCHANGE trial and the U.S. IXPLORE trial.

About InflaRx N.V.

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx‘s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of ANCA-associated vasculitis and additional renal diseases. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. Follow InflaRx on LinkedIn. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:
InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the success of our future clinical trials for izicopan’s treatment of AAV and other renal diseases, including aHUS, IgAN and C3G, and our ability to establish proof of concept for izicopan across such indications; the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including potential regulatory paths in AAV for vilobelimab and izicopan and related discussions with EMA; the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval and/or marketing authorization for any indication; potential strategic transactions or collaborations, including a potential partnership of izicopan or vilobelimab for PG; whether the FDA, EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes, the optimization of our manufacturing methods and processes, and our ability to rely on existing third-party manufacturers or engage additional third-party manufacturers for planned future clinical trials and commercial supply; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved or authorized, any commercial sales; if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory oversight; our ability to comply with enacted and future legislation in seeking marketing approval, authorization or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.